Computation of Ratio of Earnings to Fixed Charges	Exhibit 12.1
(Dollars in thousands, except Ratio Data)

	Nine Months Ended	Years Ended July 31,
	April 30, 2005	2004	2003	2002	2001	2000

Earnings:
Income before income taxes	$92,805	$70,327	$32,455	$43,135	$44,790	$76,131
Add back:
Fixed charges less interest capitalized	7,225	2,362	1,301	1,239	1,589	1,786
Less:
Preferred stock dividends and premium on redemption of preferred stock			(262)	(395)	(421)	(418)

Total earnings	$100,030	$72,689	$33,494	$43,978	$45,958	$77,499

Fixed Charges:
Interest, capitalized and expensed	$6,304	$1,231	$121	$82	$418	$578
Amortization of debt expense	160	61
Interest portion of rent expense	788	1,070	918	761	750	790
Preferred stock dividends and premium on redemption of preferred stock			262	395	421	418

Total Fixed Charges	$7,252	$2,362	$1,301	$1,239	$1,589	$1,786

Ratio of Earnings to Fixed Charges (1)	13.8	30.8	25.7	35.5	28.9	43.4

(1)	The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges less interest capitalized and subtracting preferred stock dividends and premium on redemption of preferred stock to derive total earnings, and dividing total earnings by fixed charges. Fixed charges consist of interest expensed and capitalized, amortization of debt expense, 8.5% of rent expense which is deemed representative of an interest factor and preferred stock dividends and premium on redemption of preferred stock.